PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

30 July 2003



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining plc Exemption
No.082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re change in holdings in the company

Yours faithfully,

PETER HAMBRO MINING PLC

By:____________________

Exemption 082-34734

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

30 July 2003

PETER HAMBRO MINING PLC

HOLDINGS IN COMPANY

The Company was notified on 30 July 2003 by Landsdowne Partners Limited Partnership that following the notification it now holds 4,603,642 ordinary shares in the company, representing 7.2 per.cent of the total issued ordinary share capital of the Company.

Enquiries:

Alya Samokhvalova Peter Hambro Mining PLC
+44 20 7393 0102

David Simonson / Nicola Davidson Merlin Financial
+44 20 7606 1244/+44 7711 709170

Peter Hambro Mining plc - General background information

Peter Hambro Mining is a London-based mining company, whose principal assets are 97.7% of JSC Pokrovskiy Rudnik ("JSCP") and 100% of the Tokur Deposit. JSCP operates 2 gold deposits in the Amur Region of Russia. Its principal deposit is the Pokrovskiy mine, which is

expected to produce c.120,000 ounces in 2003 and has been operating since 1999 reporting cash costs of US$136 per ounce in 2002.

Pokrovskiy has reported reserves and resources of 2.9 million ounces. JSCP's other gold deposit is located some 35km from Pokrovskiy and is called Pioneer. Pioneer is at an advanced stage of exploration and recently reported reserves and resources of 9.4 million ounces - including a high grade zone of 635,000 ounces at 14 grammes per tonne.

Peter Hambro Mining recently announced the acquisition of the Tokur Deposit. Tokur is located in the Amur Region some 450km from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources 8.1 million ounces. Completion of the Tokur acquisition took the Group's estimated total reserves and resources for the Group to approximately 19 million ounces.

Additionally Peter Hambro Mining PLC recently announced the launch of a sponsored ADR programme with The Bank of New York.